June 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jenny Beysolow

Re:	Warrantee Inc.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted April 19, 2022
CIK No. 0001900564

Dear Ms. Beysolow:

This letter is submitted on behalf of Warrantee Inc., a foreign private issuer organized under the laws of Japan (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to draft Registration Statement on Form F-1 confidentially submitted to the Commission on April 19, 2022 (the “Amendment No. 1”), as set forth in your letter dated May 5, 2022 addressed to Mr. Yusuke Shono, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently publicly filing with the Commission via EDGAR its the Registration Statement on Form F-1 (“Registration Statement”), which includes changes that reflect responses to the Staff’s comments, and certain other updates of the Company.

The headings and numbered paragraphs of this letter correspond to the same contained in the Comment Letter, and to facilitate your review, the text of the Comment Letter has been reproduced herein, followed by the Company’s response to each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the Company’s responses refer to prospectus made part of the Registration Statement.

Amendment No. 1 to Form F-1 Filed April 19, 2022

Cover Page

1.	Please disclose the percentage of outstanding shares that will be held by your Chief Executive Officer following the completion of the offering.

Response to Comment No. 1:

The requested disclosure has been provided on the cover page pf the prospectus.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
1840 Century Park East, Suite 1900 ■ Los Angeles, California 90067-2121 ■ Tel 310.586.7700 ■ Fax 310.586.7800

U.S. Securities and Exchange Commission

June 10, 2022

ADS Holders may not be entitled to a jury trial, page 28

2.	We note your response to comment 9 and reissue in part. Please disclose whether the jury trial waiver provision would apply to purchasers in secondary transactions.

Response to Comment No. 2:

The requested disclosure has been provided in the second full paragraph on page 28 of the prospectus.

Certain Relationships and Related Party Transactions, page 70

3.	We note your revisions in response to comment 8. However, it appears that your disclosure providing “summaries of transactions or agreements, since April 1, 2020” still does not reflect the three financial years up to the date of the document, as required by Item 7.B. of Form 20-F. Please revise.

Response to Comment No. 3:

The requested disclosure has been provided in the first paragraph on page 71 of the prospectus.

* * *

_________________________

We thank the Staff for its review and consideration of the Company’s Registration Statement and the foregoing responses to the Staff’s comments. If the Staff needs any additional information or has any questions regarding the foregoing responses, please do not hesitate to contact the undersigned at (949) 732-6557 or by email at DonahueD@gtlaw.com.

Sincerely,

/s/ Daniel Donahue
Daniel K. Donahue, Esq.

cc:	Office of International Corporate Finance, Securities and Exchange Commission

Yusuke Shono, Chief Executive Officer, Warrantee Inc.

Hiromitsu Tsuga, Chief Financial Officer, Warrantee Inc.

Lawrence Venick, Esq., Loeb & Loeb LLP

Koji Ishikawa, Esq., Greenberg Traurig Tokyo Law Offices